EXHIBIT 6j

[LETTERHEAD]

December 18, 2000

Cal Bay Controls

1582 Parkway Loop

Suite G

Tustin, CA 92780

Attn: Chuck Prebay

Subject: Representative Agreement

Attached, please find two letters. The first letter is for you to sign and keep in your files. The second single letter is for you to sign and return to Liquid Solids Control in Victoria, British Columbia to the attention of Earl Harrison at your earliest convenience.

Should you require additional information or have any questions, please do not hesitate to contact us.

Sincerely,

/s/

Liz Holburn for

Earl Harrison

Liquid Solids Control

EXCLUSIVE REPRESENTATIVE AGREEMENT

This document will constitute an Exclusive agreement between Liquid Solids Control, Inc. and Cal-Bay Controls Co. to "promote and sell LSC Instrumentation to the mutual benefit of both companies".

LSC will provide all customer Quotations and the Invoicing for all Orders shipped. All customer payments for LSC equipment, parts or services are to be sent directly to the office of LSC Upton, MA 01568. To allow for close customer contact and support, we insist that all Purchase Orders be '"made-out", and sent to, L S C (however, can be sent c/o of the representative).

Commission: Equipment, Model 614 ..................................................................20%

Accessories/Parts with Model 614 Equipment Order ..........................................20%

Parts Order, Model 614 ........................................................................................15%

Equipment, Models 725,410, 1022...................................................................... 15%

Accessories/Parts with 725,410, 1022 Equipment Order ....................................15%

Parts Order, Models 725,410,1022..................................................................... 10%

L S C would supply copies of all outstanding Quotations pertaining to that Representative's area, to the Representative. He would then proceed with turning them into Orders. Parts Orders will be exempted for a six-month period unless that Representative receives an equipment order from that customer within the six months, at which time all further Orders at that facility are then fully (immediately) commissionable to that Representative. Commissions to the Representative are due/payable to that Representative at 30 days from LSC receiving payment from that customer.

This agreement includes a 'point of destination' sale. When a particular Order involves multiple Representative areas, L S C will determine the equitable distribution of 75 % of the available commission, according to our view of effort contributed. Point of destination will automatically yield 25% of the available commission, to the involved LSC Representative. For the purpose of this agreement, "destination" is the location that LSC ships to, and will lose control of the item.

The Representative is responsible for all costs incurred to cover their indicated territory. This also includes any local trade shows or exhibitions. LSC will be responsible for any Major trade shows.

Territory shall be the Southern state of California with the Northern border following the northern county lines of San Luis Obispo, Kern and San Bernardino (see attached map). This agreement shall apply to all industries within this State.

Either Control Devices Inc. or Liquid Solids Control, Inc. may terminate the Representation with 30 days written notice. A 60-day Order Protection Period will be provided by LSC from the date of termination of representation. Exceptions must be clearly indicated in writing.

/s/ /s/

Earl Harrison Chuck Prebay

Sales Manager Sales Manager

Liquid Solids Control, Inc. Cal-Bay Controls Co.

DATE: January 1, 2001